Exhibit 2

AUDIOCODES LTD.

1 Hayarden Street
Airport City, Lod 70151, Israel

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 15, 2020

TO THE SHAREHOLDERS OF AUDIOCODES LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of AudioCodes Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on September 15, 2020, at 2:00 p.m., local time, at the principal executive offices of the Company located at 1 Hayarden Street, Airport City, Lod 7019900, Israel (the telephone number at that address is +972-3-976-4000). The health and well-being of our employees and shareholders are paramount, and we are closely monitoring developments related to COVID-19. Although we intend to hold our Meeting in person, we are sensitive to the public health and travel concerns our shareholders may have and the protocols that governments may impose. We reserve the right to convert to a virtual only meeting format should meeting in person become unsafe as a result of COVID-19. If we convert to a virtual only online meeting, we will announce the decision to do so in advance and provide instructions for shareholder participation in the virtual meeting in a Form 6-K filed with the Securities and Exchange Commission. As always, we encourage you to vote your shares prior to the Meeting.

The agenda of the Meeting will be as follows:

(1)	To reelect Dr. Eyal Kishon as an outside director for an additional term of three years;
(2)	To reelect Mr. Joseph Tenne as a Class II director for an additional term of three years;
(3)	To adopt new Articles of Association and Memorandum of Association;
(4)	To ratify the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2020, and to authorize the Board of Directors (or the Audit Committee of the Board of Directors, if authorized by the Board) to determine the compensation of the auditors; and
(5)	To review and discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2019.

Those Entitled to Vote

Only shareholders who hold Ordinary Shares, nominal value NIS 0.01 per share, of the Company at the close of business on August 12, 2020 (the “Record Date”) will be entitled to notice of, and to vote at, the Meeting and any adjournments thereof.

According to the Companies Law Regulations (Confirmation of Ownership of Shares for Voting in the General Meeting), 2000, if a shareholder holds shares through a member of The Tel-Aviv Stock Exchange Ltd. (the “TASE”) and the shares are registered in the shareholder registry in the name of such TASE member, the shareholder may provide to the Company, prior to the Meeting, a certification confirming his ownership of the shares on the Record Date. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder; provided that the shareholder’s request shall have been submitted with respect to a specific securities account.

A shareholder may appoint a proxy to vote his/her/its shares on his/her/its behalf, in accordance with the Company's Articles of Association. Shareholders may send standpoint notices to the Company no later than September 5, 2020. The last date for submitting proposals for consideration at the Meeting is August 13, 2020.

Shareholders may sign and return proxy cards to the Company no later than September 14, 2020, at 2:00 p.m. Israel time. Each shareholder whose shares are held through a TASE member is entitled to vote via the electronic voting system for shareholder meetings of publicly-listed Israeli companies via the Israeli Security Authority’s MAGNA online platform up to six hours before the time fixed for the Meeting.

Vote Required

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. The affirmative vote of the holders of a majority of the voting power represented and voting on each of the proposals in person or by proxy is required to approve each of the proposals. In addition, in order to approve the reelection of Dr. Eyal Kishon as an outside director in accordance with Proposal One, either the affirmative vote of the Ordinary Shares must include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in such matter (excluding a personal interest that is not related to a relationship with the controlling shareholders) or the total number of shares of non-controlling shareholders and non-interested shareholders voted against such proposal must not represent more than two percent of the outstanding Ordinary Shares. For this purpose, you are asked to indicate on the proxy card to be provided by the Company whether you are a controlling shareholder or whether you have a personal interest in the adoption of Proposal One. For this purpose, a “controlling shareholder” is any shareholder who has the ability to direct the Company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the Company.

Review of Documents

Shareholders may review the full version of the foregoing items of business and the Proxy Statement, which includes the full version of the proposed resolutions and a proxy card, at the principal executive offices of the Company stated above, from Sundays through Thursdays during regular working hours and upon prior notice (tel no.: +972-3-976-4000) until the Meeting date. A copy of the Proxy Statement will also be available at the following websites: http://www.tase.co.il or http://www.magna.isa.gov.il (the “Distribution Sites”).

Each TASE member shall e-mail, upon request and without charge, a link to the Distribution Sites, to each shareholder who is not listed in the Company’s shareholder register and whose shares are held through the TASE member, provided that each shareholder’s request shall have been submitted (a) with respect to a specific securities account, and (b) prior to the Record Date.

FOR THE BOARD OF DIRECTORS

Stanley Stern

Chairman of the Board

Lod, Israel
August 6, 2020